United States securities and exchange commission logo





                              July 19, 2021

       Crane H. Kenney
       Principal Executive Officer
       Marquee Raine Acquisition Corp.
       65 East 55th Street, 24th Floor
       New York, NY 10022

                                                        Re: Marquee Raine
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 24, 2021
                                                            File No. 333-256147

       Dear Mr. Kenney:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 24,
2021

       Summary of the Proxy Statement/Prospectus
       Sponsor Agreement, page 7

   1. Please revise to discuss the "certain anti-dilution rights set forth in Section 17 of MRAC's amended and restated
memorandum and articles of association" that the Sponsor agreed to waive.
       Interests of MRAC's Directors and Executive Officers in the Business Combination, page 12

   2. We note the revised disclosure in response to our prior comment 3. We note specifically in the fourth bullet
that    As of March 31, 2021, no amounts were incurred or accrued in respect of such expense
reimbursement obligation.    Please revise the fourth bullet under
 Crane H. Kenney
FirstName  LastNameCrane
               Acquisition H. Kenney
Marquee Raine              Corp.
Comapany
July       NameMarquee Raine Acquisition Corp.
     19, 2021
July 19,
Page  2 2021 Page 2
FirstName LastName
         this heading (page 13) to quantify any amounts in light of the disclosure in footnote 5 on
         page 17, the disclosure under    Administrative Support Agreement
referenced on page
         197, and disclosures added in response to our prior comment 6, or explain otherwise.
3. Please revise here and on page 124 to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
Sources and Uses of Funds for the Business Combination, page 17

4. We note the revised disclosure in response to our prior comment 6. Please revise footnote
         5 to provide additional detail of the various expenses included in the $50 million of transaction expenses and specifically any related-party interests or payments, including any payments that will be made under the Administrative Support Agreement.
Risk Factors, page 23

5. Disclose the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Public shareholders who do not redeem their public shares will experience immediate dilution, page 57

6. We note the disclosure in response to our prior comment 1. Please revise to provide disclosure of the impact of all significant sources of dilution including the convertible loans and convertible preferred stock identified on pages 235 - 236 and F-81 - F-85.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 61

7. Please revise to disclose the material risks to public warrant holders arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risks Related to Redemption, page 65

8. We note your response and revised disclosure in response to our prior comment 9 and reissue in part. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a
 Crane H. Kenney
FirstName  LastNameCrane
               Acquisition H. Kenney
Marquee Raine              Corp.
Comapany
July       NameMarquee Raine Acquisition Corp.
     19, 2021
July 19,
Page  3 2021 Page 3
FirstName LastName
         sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
U.S. Federal Income Tax Considerations, page 157

9. We note your response and revised disclosure in response to our prior comment 14 including a tax opinion provided by Weil Gotshal & Manges LLP related to the tax treatment of the domestication as an F reorganization. We note, however, that the Effects of the Domestication to U.S. Holders section on page 158 appears to contain other material federal income tax consequences which are not covered by the tax opinion but should be. Please revise this section accordingly to reflect that it is the opinion of counsel and file a tax opinion that addresses the material federal income tax consequences to investors. For guidance, please refer to Section III of Staff Legal Bulletin 19 dated
         October 14, 2011.
MRAC's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Commitments and Contingencies
Underwriting Agreement, page 198

10. It appears that the deferred underwriters' commissions remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Letter from Ron Johnson, Enjoy Founder and Chief Executive Officer, page 202

11. We note the revised CEO Letter on page 202 in response to our prior comment 19 and reissue our comment in part. Please revise to include the amount of
the Company   s losses
         for 2019 and 2020 in order to balance the revenue and growth projections.
General

12. In an appropriate place in your prospectus, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
13. In an appropriate place in your prospectus, please expand your disclosure regarding the
         sponsor   s ownership interest in the target company. Disclose the
approximate dollar value
         of the interest based on the transaction value and the recent trading prices as compared to the price paid.
14. In an appropriate place in your prospectus, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
 Crane H. Kenney
Marquee Raine Acquisition Corp.
July 19, 2021
Page 4
15. In an appropriate place in your prospectus, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                           Sincerely,
FirstName LastNameCrane H. Kenney
                                                           Division of
Corporation Finance
Comapany NameMarquee Raine Acquisition Corp.
                                                           Office of Trade &
Services
July 19, 2021 Page 4
cc:       Jackie Cohen
FirstName LastName